OHIO EDISON COMPANY
                              76 SOUTH MAIN STREET
                                AKRON, OHIO 44308


                                                               May 15, 2003


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

VIA EDGAR
---------

      Re: Application for Withdrawal of Registration Statement on Form S-3
                         (File No. 33-43634), as amended

Ladies and Gentlemen:

         Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Ohio Edison Company (the "Company") hereby applies to the Securities and Exchange Commission (the "Commission") for the withdrawal of its Registration Statement on Form S-3 (File No. 33-43634), declared effective as of October 31, 1991, with respect to the registration of $402,589,000 principal amount of its collateralized lease bonds (the "Registration Statement").

         In 1987, the Company sold a portion of its ownership interest in Unit 1 of the Perry Nuclear Power Plant ("Perry Unit 1") through a sale and leaseback transaction involving the issuance of collateralized lease bonds which were secured by notes issued and pledged by the lessors in the transaction. In 1991, in light of then-prevailing economic and financial circumstances, the Company decided to cause a refinancing of the pledged notes, which included the repurchase of the original collateralized lease bonds as a part of the refinancing plan. The Registration Statement was filed in order to register the new collateralized lease bonds to be issued in connection with the refinancing. The Company has not issued or sold any securities pursuant to the Registration Statement and for business reasons has determined not to proceed with the refinancing transaction contemplated therein.

         The Company respectfully requests that the Commission consent to the withdrawal of the Registration Statement and enter an order granting such withdrawal. Upon grant of the Commission's consent hereto, please return a dated copy of the order, which shall state, "Withdrawn upon the request of the registrant, the Commission consenting thereto," and which is to be included in the file for the Registration Statement.

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         If you should have any questions with regard to this application for withdrawal, please do not hesitate to contact the undersigned at (330) 384-5889 or our counsel, Lucas F. Torres of Pillsbury Winthrop LLP, at (212) 858-1980.

                                      Very truly yours,

                                      OHIO EDISON COMPANY



                                      By:  __________________________________
                                      Name:   Thomas C. Navin
                                      Title:  Treasurer


cc: Lucas F. Torres

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